UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 24, 2022

EDOC Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39689	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7612 Main Street Fishers

Suite 200

Victor, NY 14564

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (585) 678-1198

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, $.0001 par value per share	ADOC	The Nasdaq Stock Market LLC
Rights, exchangeable into one-tenth of one Class A Ordinary Share	ADOCR	The Nasdaq Stock Market LLC
Warrants, each exercisable for one-half of one Class A Ordinary Share, each whole Warrant exercisable for $11.50 per share	ADOCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

As previously disclosed, on February 2, 2022, Edoc Acquisition Corp., a Cayman Islands exempted corporation (together with its successors, “Edoc”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Edoc Merger Sub Inc., a Nevada corporation and newly formed wholly-owned subsidiary of Edoc (“Merger Sub”), American Physicians LLC, a Delaware limited liability company, solely in the capacity as the representative from and after the effective time of the Merger (as defined below) (the “Effective Time”) for the shareholders of Edoc, Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”), and Allan Camaisa solely in his capacity as the representative from and after the Effective Time for Calidi’s stockholders. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, upon the consummation of the transactions contemplated by the Merger Agreement, Merger Sub will merge with and into Calidi (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

On May 24, 2022, Calidi issued a press release (the “Press Release”) announcing that the U.S. Patent and Trademark Office has granted Calidi a new patent related to its proprietary SuperNova technology platform.

Furnished as Exhibit 99.2 hereto is the investor presentation (the "Investor Presentation") that will be used by Calidi in connection with the Business Combination.

A copy of the Press Release and the Investor Presentation are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report on Form 8-K. The Press Release and Investor Presentation are intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Additional Information and Where to Find It

This 8-K relates to a proposed business combination between Edoc Acquisition Corp. a Cayman Islands exempted company, EDOC Merger Sub Inc., a Nevada corporation and Calidi Biotherapeutics, Inc., a Nevada corporation . A full description of the terms and conditions Agreement and Plan of Merger constituting the business combination is provided in the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (SEC) by Edoc Acquisition Corp., that includes a prospectus with respect to the securities to be issued in connection with the merger, and information with respect to an extraordinary meeting of Edoc Acquisition Corp. shareholders to vote on the merger and related transactions. Edoc Acquisition Corp. and Calidi Biotherapeutics, Inc. urges its investors, shareholders and other interested persons to read the proxy statement and prospectus as well as other documents filed with the SEC because these documents will contain important information about Calidi Biotherapeutics, Inc., Edoc Acquisition Corp., and the business combination transaction. After the registration statement is declared effective, the definitive proxy statement and prospectus to be included in the registration statement will be distributed to shareholders of Edoc Acquisition Corp. and Calidi Biotherapeutics, Inc., as of a record date to be established for voting on the proposed merger and related transactions. Shareholders may obtain a copy of the Form S-4 registration statement, including the proxy statement and prospectus, and other documents filed with the SEC without charge, by directing a request to: Edoc Acquisition Corp. at 7612 Main Street Fishers, Suite 200, Victor, New York 14564. The preliminary and definitive proxy statement and prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on the Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the business combination (the “Business Combination”) with Edoc Acquisition Corp. (“Edoc”); the outcome of any legal proceedings that may be instituted against Edoc, Calidi, the combined company or others following the announcement of the Business Combination, the private placement financing proposed to be consummated concurrently with the Business Combination (the “PIPE”), and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of Edoc, the possibility that due diligence completed following execution of the principal definitive transactions will not be satisfactorily concluded, the inability to complete the PIPE or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of the COVID-19 pandemic on Calidi business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Edoc’s preliminary prospectus dated March 16, 2022, in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) on March 16, 2022.

Should one or more of these risks or uncertainties materialize, they could cause our actual results to differ materially from the forward-looking statements. Neither Edoc nor Calidi is undertaking any obligation to provide any additional information or to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by law or applicable regulation. You should not take any statement regarding past trends, activities or performance as a representation that the trends, activities or performance will continue in the future. Accordingly, you should not put undue reliance on these statements.

Solicitation Participants

Edoc and Calidi, and certain of their respective directors and officer, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of Edoc’s shareholders in connection with the proposed Business Combination. Prospective investors and securityholders may obtain more detailed information regarding the names and interest in the proposed transaction of such individuals in Edoc’s filings with the SEC, and such information will also be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, Edoc or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is filed herewith:

Exhibit No.	Description of Exhibits
99.1	Press Release of Calidi Biotherapeutics, Inc, dated May 24, 2022.
99.2	Investor Presentation
104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 24, 2022

EDOC ACQUISITION CORP.

By:	/s/ Kevin Chen
	Name:	Kevin Chen
	Title:	Chief Executive Officer

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